Filed Pursuant to Rule 424(b)(3)
Registration No. 333-236468
Prospectus Supplement No. 4
(To Prospectus Dated April 23, 2020)

PAE INCORPORATED

82,707,532 Shares of Class A Common Stock
(Consisting of 19,999,999 Shares Offered by PAE Incorporated and
62,707,533 Shares Offered by the Selling Holders)
6,666,666 Warrants to Purchase Class A Common Stock

This prospectus supplement (this “Supplement”) supplements the prospectus, dated April 23, 2020 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-236468) (the “Registration Statement”). The Prospectus and this Supplement relate to the issuance by us of up to: (i) 6,666,666 shares of our Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), issuable upon the exercise of 6,666,666 warrants issued in a private placement in connection with our initial public offering, at an exercise price of $11.50 per share of Class A Common Stock (the “Private Placement Warrants”), and (ii) 13,333,333 shares of our Class A Common Stock issuable upon the exercise of 13,333,333 warrants issued in connection with our initial public offering, at an exercise price of $11.50 per share of Class A Common Stock (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”). The Prospectus and this Supplement also relate to the resale from time to time by the selling holders (the “Selling Holders”) named in the Prospectus of up to 6,666,666 Private Placement Warrants and 62,707,533 shares of our Class A Common Stock.

This Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2020 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Supplement.

The Prospectus provides you with a general description of the securities covered by the Prospectus and this Supplement and the general manner in which we and the Selling Holders may offer or sell such securities. More specific terms of any securities that we and the Selling Holders may offer or sell may be provided in a subsequent prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. Such subsequent prospectus supplement may also add, update or change information contained in the Prospectus or this Supplement.

We will not receive any proceeds from the sale of shares of Class A Common Stock or Private Placement Warrants by the Selling Holders or of shares of Class A Common Stock by us pursuant to the Prospectus and this Supplement, except with respect to amounts received by us upon exercise of the Warrants. However, we will pay the expenses, other than any underwriting discounts and commissions, associated with the sale of securities pursuant to the Prospectus and this Supplement.

Our registration of the securities covered by the Prospectus and this Supplement does not mean that either we or the Selling Holders will issue, offer or sell, as applicable, any of the securities. The Selling Holders may offer and sell the securities covered by the Prospectus and this Supplement in a number of different ways and at varying prices. We provide more information in the Prospectus in the section entitled “Plan of Distribution.”
You should read the Prospectus, this Supplement and any subsequent prospectus supplement or amendment carefully before you invest in our securities. This Supplement should be read in conjunction with the Prospectus.

This Supplement updates, amends, and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Supplement, you should rely on the information in this Supplement.

Our Class A Common Stock and Warrants are traded on the Nasdaq Stock Market under the symbols “PAE” and “PAEWW,” respectively. On October 21, 2020, the last reported sales price of the Class A Common Stock was $9.26 per share and the last reported sales price of the Warrants was $2.70 per warrant.

We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.
______________________________________________________________________

Investing in our securities involves risks. See “Risk Factors” beginning on page 5 of the Prospectus and any risks and uncertainties described under similar headings in this Supplement and any amendments or supplements to the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities or determined if the Prospectus or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is October 22, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________

FORM 8-K
__________________________

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 19, 2020
__________________________

PAE INCORPORATED

(Exact name of registrant as specified in its charter)
__________________________

Delaware	001-38643	82-3173473
(State or other jurisdiction of incorporation)	(Commission File number)	(I.R.S. Employer Identification No.)

7799 Leesburg Pike, Suite 300 North
Falls Church, Virginia                        22043
(Address of principal executive offices)                 (zip code)

(703) 717-6000
(Registrant’s telephone number, including area code)
__________________________

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value	PAE	Nasdaq Stock Market
Warrants	PAEWW	Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On October 19, 2020, PAE Incorporated (the “Company”), refinanced its existing credit agreements and entered into new senior secured credit facilities (the “New Credit Agreements”). The New Credit Agreements establish a $740 million term loan facility maturing in October 2027 priced at LIBOR plus a spread of 4.50%, a $150 million delayed draw term loan facility maturing in October 2027 priced at LIBOR plus a spread of 4.50%, and a $175 million senior secured revolving credit facility maturing in October 2025 priced at LIBOR plus a spread of 1.75% to 2.25%. Additional details regarding the New Credit Agreements is set forth below.

Term Loan Credit Facility

On October 19, 2020 (the “Initial Effective Date”), the Company and certain of its domestic subsidiaries (the “Term Loan Parties”) entered into the Amended and Restated First Lien Term Loan Credit Agreement (the “A&R Term Loan Facility”), which amends and restates the First Lien Term Loan Credit Agreement, dated as of October 20, 2016 (the “Existing Term Loan Facility”), among the Company, the Term Loan Parties, Bank of America, N.A., as Administrative Agent (the “Agent”), and the other lenders named therein (the “Term Loan Lenders”).

The A&R Term Loan Facility provides for a term loan in an amount equal to $740 million (the “Initial Term Loan”), a delayed draw term loan facility in an amount equal to $150 million (the “DDTL”) and an option, subject to certain conditions and limitations, to increase the aggregate amount of the term loans by $175 million. The A&R Term Loan Facility is a senior secured obligation that ranks equally with the Term Loan Parties’ other senior secured obligations.

The proceeds of the Initial Term Loan will be used, among other things, to repay in full the amounts outstanding under the Existing Term Loan Facility and the Second Lien Term Loan Credit Agreement, dated as of October 20, 2016, among certain of the Term Loan Parties, the Agent and the other lenders named therein. The proceeds of the DDTL may be used to fund certain permitted acquisitions consummated within six months of the Initial Effective Date.

Amounts borrowed under the A&R Term Loan Facility must be repaid at a rate equal to 1% per annum, with the remaining amount outstanding paid in full on the current maturity date of the A&R Term Loan Facility on October 19, 2027, which is seven years after the Initial Effective Date. Subject to certain exceptions as set forth in the A&R Term Loan Facility, the Term Loan Parties must repay amounts incurred under the A&R Term Loan Facility with the net proceeds of asset sales and debt issuances and a portion of excess cash flow. Voluntary prepayments under the A&R Term Loan Facility are permitted at any time upon proper notice and subject to minimum dollar amounts. Voluntary prepayments paid within six to twelve months after the Initial Effective Date must be accompanied by a prepayment premium equal to 1% of the amount prepaid.

Term loans under the A&R Term Loan Facility will bear interest at a floating rate, which will be a base rate or a LIBO rate equal to the London interbank offered rate for the relevant interest period, plus, in each case, an applicable margin, as determined in accordance with the provisions of the A&R Term Loan Facility. The base rate will be the highest of: the rate of interest announced publicly by Bank of America from time to time as its “prime rate”; the federal funds effective rate plus 1/2 of 1%; and the LIBO rate for a one-month period plus 1%. The Company is required to pay a facility fee on the average daily amount of each Term Loan Lender’s unused

DDTL commitment from the effective date for such Term Loan Lender until the termination date of such Term Loan Lender at a rate per annum equal to an applicable percentage in effect from time to time for the facility fee, as determined in accordance with the provisions of the A&R Term Loan Facility. The initial facility fee is 0% per annum through the 45th day after the Initial Effective Date, 50% of the then-applicable margin from the 46th day through the 90th day after the Initial Effective Date and 100% of the then-applicable margin from the 91st day after the Initial Effective Date until the expiration of the DDTL commitment. The applicable margin and the facility fee are subject to adjustment as provided in the A&R Term Loan Facility.

The A&R Term Loan Facility contains covenants and includes limitations on, among other things, liens, fundamental changes, changes in the nature of the Term Loan Parties’ business and compliance with certain anti-corruption laws, anti-money laundering laws and regulations or executive orders administered by the United States Department of the Treasury’s Office of Foreign Assets Control or other similar economic sanctions administered or enforced by the European Union, or the United Nations Security Council. The A&R Term Loan Facility also contains certain representations, warranties and events of default, in each case as set forth in the A&R Term Loan Facility.

The A&R Term Loan Facility requires payment to the Lenders of arrangement fees totaling 1% of the Initial Term Loan.

The foregoing description of the A&R Term Loan Facility does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the A&R Term Loan Facility, a copy of which will be filed with the Company’s Form 10-Q for the quarter ended September 27, 2020.

ABL Credit Facility

On October 19, 2020, the Company and certain of its domestic subsidiaries (the “ABL Loan Parties”) joined (the documents governing such joining are referred to herein as the “ABL Joinders”) the Revolving Credit Agreement, dated as of October 20, 2016 (as amended, the “ABL Credit Facility”), among PAE Holding Corporation, Bank of America, N.A., as Administrative Agent, and the other lenders named therein (the “ABL Lenders”).

Immediately after consummating the transactions governed by the ABL Joinders, the Company and the ABL Loan Parties entered into Amendment No. 3 (the “ABL Amendment”) to the ABL Credit Facility.

Pursuant to the ABL Amendment, among other things, the Company and the ABL Loan Parties entered into an amendment and restatement of the ABL Credit Facility (the “A&R ABL Credit Facility”), which provides for a $175 million revolving credit facility, $100 million of which is available for the issuance of letters of credit for the account of the ABL Loan Parties, with an option, subject to certain conditions and limitations, to increase the aggregate amount of the revolving credit commitments to $225 million. The A&R ABL Credit Facility is a senior secured obligation that ranks equally with the ABL Loan Parties’ other senior secured obligations. The issuance of letters of credit and the proceeds of revolving credit loans made pursuant to the A&R ABL Credit Facility are available and will be used for general corporate purposes of the ABL Loan Parties.

Amounts under the A&R ABL Credit Facility may be borrowed, repaid and re-borrowed from time to time until the current termination date of the A&R ABL Credit Facility on October 19,

2025, which is the date five years after the A&R ABL Credit Facility’s effective date of October 19, 2020. Voluntary prepayments and commitment reductions under the A&R ABL Credit Facility are permitted at any time without payment of any prepayment fee upon proper notice and subject to minimum dollar amounts.

Revolving loans under the A&R ABL Credit Facility will bear interest at a floating rate, which will be a base rate or a LIBO rate equal to the London interbank offered rate for the relevant interest period, plus, in each case, an applicable margin, as determined in accordance with the provisions of the A&R ABL Credit Facility. The base rate will be the highest of: the rate of interest announced publicly by Bank of America from time to time as its “prime rate”; the federal funds effective rate plus 1/2 of 1%; and the LIBO rate for a one-month period plus 1%. The Company is required to pay a facility fee on the average daily amount of each ABL Lender’s unused revolving credit commitment from the effective date for such ABL Lender until the termination date of such ABL Lender at a rate per annum equal to an applicable percentage in effect from time to time for the facility fee, as determined in accordance with the provisions of the A&R ABL Credit Facility. The initial facility fee is 0.50% per annum. The applicable margin and the facility fee are subject to adjustment as provided in the A&R ABL Credit Facility.

The A&R ABL Credit Facility contains financial and other covenants, including a minimum fixed charge coverage ratio, and includes limitations on, among other things, liens, fundamental changes, changes in the nature of the ABL Loan Parties’ business and compliance with certain anti-corruption laws, anti-money laundering laws and regulations or executive orders administered by the United States Department of the Treasury’s Office of Foreign Assets Control or other similar economic sanctions administered or enforced by the European Union, or the United Nations Security Council. The A&R ABL Credit Facility also contains certain representations, warranties and events of default, in each case as set forth in the A&R ABL Credit Facility.

The ABL Amendment requires payment to the ABL Lenders of commitment fees totaling 0.50% of the commitments under the A&R ABL Credit Facility.

Some of the ABL Lenders and their affiliates have various relationships with the Company involving the provision of financial services, including cash management and investment banking.

The foregoing description of the ABL Amendment does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the ABL Amendment, a copy of which will be filed with the Company’s Form 10-Q for the quarter ended September 27, 2020.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

Item 7.01. Regulation FD Disclosure.

On October 20, 2020, the Company issued a press release relating to the A&R Term Loan Facility and the ABL Amendment. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information furnished in this Item 7.01, and Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as may be expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

See the Exhibit Index below, which is incorporated by reference herein.

EXHIBIT INDEX

Exhibit
Number	Description
99.1	Press Release of PAE Incorporated issued October 20, 2020
104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 22, 2020	PAE Incorporated

	By:	/s/ Charles D. Peiffer
	Name:	Charles D. Peiffer
	Title:	Executive Vice President & Chief Financial Officer